Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2018

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of August 9, 2018. This MD&A is intended to help the reader understand, and should be read in conjunction with, the condensed consolidated interim financial statements of Almaden for the financial period ended June 30, 2018 and supporting notes. The financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management is responsible for the preparation and integrity of the Company’s condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s condensed consolidated interim financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the NYSE American stock exchange under the trading symbol “AAU” and on the Toronto Stock Exchange under the symbol “AMM”.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s cash resources and their adequacy to meet the Company’s current liabilities and mineral exploration needs for at least the next year; the Company’s planned continuous development work on the Ixtaca project; the Company’s planned future mining operations at the Ixtaca project; the expected timing of completion of a full feasibility study and social investment plan, and the expected benefits of same; the expected timing of completion and filing of an environmental impact assessment; the potential for an important new mineralized zone outside the PFS (as defined below) pit and resource area at the Ixtaca project; the potential for further discoveries within the Ixtaca project area; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; the Company’s proposed future activities as set out in the section entitled “Outlook”; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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Such factors include, among others, risks related to: international operations; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors discussed below under the heading “Risks and Uncertainties” and in the section entitled “Risk Factors” in the Company’s annual information form and latest Form 20-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s Form 20-F for the year ended December 31, 2017 which is filed as an Annual Information Form, can be found on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

QUARTERLY HIGHLIGHTS

During the quarter ended June 30, 2018, all of the Company’s efforts continued to be on its 100% owned Ixtaca gold/silver project in Puebla State, Mexico, where it is aiming to complete a feasibility study (“FS”) during this year, building on its positive pre-feasibility study completed in 2017.

The FS study is being led by a team of independent engineers including SRK Consulting (U.S.), Inc. (“SRK”) and Moose Mountain Technical Services (“MMTS”).

Various programs recently concluded or currently underway include:

•	a resource model update to include new drill hole data;
•	metallurgical test work to:
o	demonstrate repeatability of metallurgical performance;
o	test opportunities to further improve metallurgical performance;
•	ore sorting testwork as reported in a new release dated July 16, 2018. Ore sorting shows good potential to improve mill performance. Further tests are underway;
•	process and Infrastructure FS engineering design;
•	mine planning and production optimization studies;
•	preparations for moving the Rock Creek processing plant to the Ixtaca site;
•	construction and commissioning project management planning;
•	geotechnical site investigation work; and
•	water management studies.

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A key aspect of the ongoing work towards a feasibility study relates to water. The Company’s technical report titled “Pre-Feasibility Study of the Ixtaca Gold-Silver Project Puebla State, Mexico”, dated effective May 17, 2017 (the “PFS”), and filed on SEDAR on May 17, 2017, and subsequent studies include the following highlights relating to water:

•	Local water resources are underutilized and the mine plan will not disturb local domestic water sources.
•	In the current plan, groundwater pumping wells will not be required, according to baseline hydrology studies and water balance.
•	A robust tailings management facility (“TMF”) based on a monthly water balance has been designed so that no process water is discharged, i.e. the TMF will be a “zero discharge facility”.
•	Mine development includes a water storage reservoir that, based on current water balance planning, could supply more than 2,000 m3 per day to the local community.
•	The neutralizing potential present in the site rocks is sufficient to neutralize any acid generated.

Almaden is working closely with authorities and local communities to protect local water resources while improving quality and availability. The current mine plan includes a water storage reservoir to be co-operated and maintained by local residents during and after mine operation to provide a consistent and long-term supply of water to local residents.

In addition to the above FS-related work, Almaden is preparing to submit an Environmental Impact Assessment (Manifiesto de Impacto Ambiental or “MIA”) for Ixtaca this year.

Exploration drilling at Ixtaca continues to return encouraging results. On May 31, 2018, the Company announced results of exploration drilling at the Tano Zone, which is located approximately 1.2 km southwest of the PFS pit area. Results included 4.60 meters grading 1.35 g/t Au and 72.5 g/t Ag in hole TU-18-538, and 26.00 meters grading 1.93 g/t Au and 3.7 g/t Ag in hole TU-17-541. The orientations of the new vein zones intersected in these holes are not well understood and true widths cannot currently be calculated. Nevertheless, the results demonstrate the potential for an important new mineralized zone well outside of the PFS pit and resource area, and show the potential for further discoveries within the project area and for the Ixtaca mine plan to grow with continued exploration.

During the quarter, Almaden’s consultants and staff continued with the extensive community consultation process as they work to formulate, with the nearby communities, a Social Investment Plan that would accompany mine development. In addition, Almaden made the final US$3.75 million payment to the Bering Straits Native Corporation in Alaska, in order to take ownership of the Rock Creek Mill, and Almaden’s consultants continued with the dismantlement of the mill.

From the corporate perspective, during the quarter the Company raised $9.4 million through an oversubscribed private placement which closed on June 7, 2018 (the “Private Placement”). The Private Placement involved the issuance of 9,440,000 units of the Company (“Units”) at $1.00 per Unit. Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one non-transferable Common Share purchase warrant (each such whole Common Share purchase warrant, a “Warrant”). Each Warrant allows the holder to purchase one Common Share at a price of $1.35 until June 7, 2022. The Warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the Common Shares on the Toronto Stock Exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the Warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date.

The net proceeds raised from the Private Placement will be used for exploration and development activities relating to the Ixtaca project, and for general corporate purposes.

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OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to advance its wholly-owned Ixtaca gold-silver deposit to become a low-cost, modern mine which makes a positive social difference. The company has made significant advances over the past year with the completion of the PFS in May 2017 that was sufficiently compelling to immediately commence a FS that is expected to be completed before 2018 year end.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this MD&A. The scientific and technical contents in this MD&A are derived from the PFS. The independent Qualified Persons responsible for preparing the PFS are set out below under the heading, “Mineral Properties – Recent Updates – Pre-Feasibility Study and Updated Resource Estimate – Qualified Persons”.

Use of the Terms “Mineral Resources” and “Mineral Reserves”

All capitalized terms used but not defined in this MD&A have the meanings given to them in NI 43-101 and the CIM definitions Standards on Mineral Resources and Reserves (the “CIM Standards”).

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility Studies or Pre-Feasibility Studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this MD&A or incorporated by reference herein contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Mineral Properties

The following is a brief description of the principal mineral property owned by the Company. Additional information can be obtained from Almaden’s website at www.almadenminerals.com and in the PFS, which is available under the Company’s SEDAR profile at www.sedar.com.

Ixtaca (Tuligtic) – Mexico

The Ixtaca project is 100% owned by the Company, subject to a 2% net smelter return (“NSR”) royalty held by Almadex Minerals Ltd. (formerly 1154229 B.C. Ltd.) (“Almadex”).

Location and Ownership

The Ixtaca project lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit, which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

Pre-Feasibility Study and Updated Resource Estimate

On May 17, 2017, Almaden filed the PFS on SEDAR, which was prepared in accordance with NI 43-101.

HIGHLIGHTS (base case uses US$1250/oz gold and US$18/oz silver prices):

•	Pre-tax net present value (“NPV”) (5%) of US$484 million and internal rate of return of 54%;

•	After-tax NPV(5%) of US$310 million and internal rate of return of 41%;

•	Initial capital of US$117 million;

•	After-tax payback of initial capital in 2.2 years;

•	Total life of mine (“LOM”) production of 1.04 million ounces of gold and 70.9 million ounces of silver doré produced on site (2.07 million gold equivalent ounces, or 143 million silver-equivalent ounces at a 69:1 silver to gold ratio);

•	Average annual production over the first 9 years of 88,780 ounces gold and 5.47 million ounces silver (168,100 gold equivalent ounces, or 11.6 million silver equivalent ounces); and

•	Proven and Probable Minerals Reserves of 65 million tonnes averaging 0.62 g/t gold and 37.8 g/t silver (average head grade of 1.16 g/t gold equivalent using a 69:1 silver to gold ratio).

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Geology, Mineral Resource Estimate and Mineral Reserve Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. In this PFS the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

The mineral resource estimate at the Ixtaca Zone encompasses the Ixtaca Main, North, and Chemalaco Zones. On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014. Between that time and publication of the PFS, 33,618 metres of drilling were completed in 122 holes. This data was included in the mineral resource estimate dated effective January 17, 2017 (the “Mineral Resource Estimate”), which is included in the PFS. The Mineral Resource Estimate was prepared in accordance with NI 43-101 by Gary Giroux, P.Eng., a Qualified Person under the meaning of NI 43-101, and is summarised in Table 1 below. A total of 472 drill holes intersected the mineralized solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

The Base Case uses a 0.3g/t gold equivalent (“AuEq”) cut-off, with 0.5, 0.7 and 1.0 g/t results included. The AuEq calculation is based upon average prices of US$1250/oz gold and US$18/oz silver.

Table 1- Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the base case 0.3 g/t AuEq cut-off highlighted from the Mineral Resource Estimate, as included in the PFS. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver.

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	42,450,000	0.57	35.74	1.09	779	48,780	1,482
0.50	30,940,000	0.71	44.39	1.34	701	44,160	1,337
0.70	23,310,000	0.83	52.47	1.59	625	39,320	1,192
1.00	16,430,000	1.01	62.28	1.91	533	32,900	1,006

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	83,370,000	0.45	22.54	0.77	1,195	60,410	2,064
0.50	50,220,000	0.60	29.56	1.02	964	47,730	1,650
0.70	32,280,000	0.75	35.72	1.26	776	37,070	1,311

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	47,050,000	0.30	19.15	0.58	457	28,970	874
0.50	19,860,000	0.45	27.31	0.85	288	17,440	540
0.70	10,260,000	0.61	32.98	1.09	202	10,880	359
1.00	4,430,000	0.88	38.50	1.43	125	5,480	204

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•	The Mineral Resource Estimate was prepared by Gary Giroux, P.Eng. in accordance with NI 43-101, with an effective date of January 17, 2017.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves.
•	All figures were rounded to reflect the relative accuracy of the estimates.
•	Metal assays were capped where appropriate.

A mining design, cost model and production schedule have been developed for the Ixtaca Zone, focused on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit. The mine schedule includes an open pit mining operation with a process plant to produce gold and silver dore. The plant will operate initially at an average plant throughput of 7,650 tonnes per day (tpd) and expanding to 15,300 tpd by Year 5. The process plant is designed to be the Rock Creek Mill relocated to the property and includes conventional crushing, grinding, gravity, floatation, and concentrate leaching using carbon in pulp (“CIP”). In the PFS, the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

Mining is expected to utilize a contractor owned and operated fleet. A series of pit optimizations have been completed using the resource block model, applying a range of metal prices and recoveries, estimated costs for mining, processing, and pit slopes. The operational pits are designed based on the optimized shell, and the potentially mineable portion of the resource is estimated within those pits. The ultimate pit contains a total of 65.1 million tonnes of mill feed at strip ratio of 5.01:1. The mill feed tonnages include a mining loss dilution. Mineral Reserves are shown in the below table assuming an NSR cut-off grade of $15.40/t and are stated as Run of Mine (“ROM”) which represents tonnes of ore delivered to the mill. Mining recovery is 95% for all rock-types. All Inferred Resource class material is treated as waste in calculating economic pit limits and in subsequent reserves reporting, scheduling and economics. The total mineable reserves from the PFS are given below:

The PFS describes the Mineral Reserve estimation methodology, and summarizes the key assumptions used and to which the mineral reserve estimate, having an effective date of March 30, 2017 (the “Mineral Reserve Estimate”), is subject. The Qualified Person responsible for the Mineral Reserve Estimate is Jesse Aarsen, P.Eng., of Moose Mountain Technical Services.

Recovered In-pit Resources and Diluted Grade
	Run of Mine Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au – ‘000 ozs	Ag – ‘000 ozs
Proven	28.4	0.68	45.0	623	41,032
Probable	36.8	0.57	32.0	669	37,793
TOTAL	65.1	0.62	37.7	1,292	78,825

Notes:

1.	Mineral Reserves have an effective date of March 30, 2017. All Mineral Reserves are Proven and Probable, and are not in addition to Mineral Resources, but are a subset thereof. All Mineral Reserves account for mining loss and dilution.
2.	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
3.	Reserves are based on a gold price of US$1,250/oz and silver price of US$18.00, and an exchange rate of US$1.00 to MXN$20.00.
4.	Associated metallurgical recoveries of gold and silver, respectively, have been estimated at 90% and 90% for limestone, 50% and 90% for volcanic, and 50% and 90% for black shale.

Estimated mining inventory is comprised of 326 million tonnes of rock and 65 million tonnes of mill feed with an average mill feed grade of 0.62 grams per tonne gold and 37.7 grams per tonne silver. A total of 1.04 million ounces of gold and 70.9 million ounces of silver would be produced over the 14 year mine life.

The ultimate open pit is separated into seven mining phases. The mine plan consists of one year of pre-stripping (prior to ore processing start-up), and fourteen years of open pit mining. Stockpile reclaim will be fed to the processing facility throughout the mine life. All open pit ore and reclaimed stockpile material will be fed to a primary crusher near the pit rim and transported to the processing facility on an overland conveyor.

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Processing will use the Rock Creek Mill, which was optioned by the Company in October 2015. The plant will operate initially at an average throughput of 7,650 tpd and expanding to 15,300 tpd by year 5, producing gold and silver doré on site. The process plant includes the following key design criteria:

•	three-stage crushing followed by grinding to P80 passing 75 microns;
•	gravity concentration with intensive leaching of gravity concentrate;
•	flotation of gravity concentration tails;
•	CIP to recover gold and silver from flotation concentrate and gravity leach tails;
•	an elution circuit to strip loaded carbon, electrowinning and smelting to produce a precious metal doré;
•	cyanide destruction; and
•	final tailings are thickened, then delivered to the TMF.

The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Ore Reserves	65 million tonnes
Average Processing Rate	7,650 tpd Year 1 to 4, 15,300 tpd Year 5 onwards
Life of Mine (LOM) Strip Ratio	5 : 1

	Gold	Silver
Average Mill Feed Grade	0.62 g/t	37.7 g/t
Average Process Recoveries	81%	90%
Average Annual Production LOM (ounces)	78,100	5,290,000
Total Production (ounces)	1,043,000	70,932,000

The total estimated initial capital cost is US$116.9 million. Sustaining capital is estimated at US$119.7 million over the LOM. The estimated capital and operating costs estimates have a level of accuracy of +/-20% within the PFS.

The initial capital costs are summarized below:

Projected Initial Capital Costs (USD million)
Base Case
Mining	$12.1
Process	$35.6
Tailings Management Facility (TMF)	$11.7
Water Management	$5.4
Onsite Infrastructure	$7.6
Offsite Infrastructure	$7.8
Environmental	$1.8
Indirects, EPCM, Contingency and Owner’s Costs	$34.9
Total	$116.9

* Numbers may not add due to rounding

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The sustaining capital includes expansion capital of US$72 million which would be funded from cash flow. The expansion capital costs are summarized in the following table:

Expansion Capital Costs (US$ millions)

Mining	$1.3
Process	$35.4
Infrastructure	$12.2
TMF and Water Management	$3.4
Indirects, EPCM, Contingency and Owner’s Costs	$19.7
Total	$72.1

The total LOM operating costs are US$22.5/tonne mill feed. This estimate includes contractor mining, processing, general & administrative, general mine expense, re-handle, reclamation, Tailings Management Facility and water management operating costs during the period of operations. Initial capital costs are not included in the LOM operating costs. The LOM average costs are summarized below:

Summary of Average LOM Operating Costs (US$/tonne)
	Base Case
Mining costs	$1.70	$/tonne mined

Mining costs	$10.0	$/tonne milled
Processing	$11.6	$/tonne milled
G&A	$0.8	$/tonne milled
Total	$22.5	$/tonne milled

* Numbers may not add due to rounding

The PFS project economics are based on a gold price of US$1250/oz and silver price of US$18/oz. Project revenue is split between gold and silver with 51% of the revenue from gold and 49% from silver. The after-tax economic analysis includes a corporate tax rate of 30% as well as two new Mexican mining duties of a 7.5% special mining duty and a 0.5% extraordinary mining duty.

A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The PFS base case prices are derived from a combination of spot prices and current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the date of the PFS.

Summary of Economic Results and Sensitivities to Metals Price (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)	$1150		$1250		$1350
Silver Price (US$/oz)	$15		$18		$21
NPV (5% discount rate)	$275	$175	$484	$310	$693	$443
Internal Rate of Return (%)	38%	28%	54%	41%	70%	52%
Payback (years)	2.4	2.6	2.0	2.2	1.6	1.9

The operating costs (“Opex”) are projected to be US$22.5 per tonne milled. The following table shows the sensitivity of project economics to a 10% change in the operating costs, assuming base case metals prices:

Summary of Economic Results and Sensitivities to Operating Costs (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Opex (US$/t milled)	-10%		$22.5/t		+10%
NPV (5% discount rate)	$581	$372	$484	$310	$386	$248
Internal Rate of Return (%)	61%	46%	54%	41%	48%	35%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

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The initial capital cost is estimated to be US$116.9 million. The following table shows the sensitivity of project economics to a 10% change in the initial capital costs, assuming base case metals prices:

Summary of Economic Results and Sensitivities to Capital Cost (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Initial Capital (US$m)	-10%		116.9		+10%
NPV (5% discount rate)	$495	$318	$484	$310	$473	$302
Internal Rate of Return (%)	60%	45%	54%	41%	50%	37%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

The Ixtaca Project is also sensitive to the exchange rate between U.S. dollars and Mexican Pesos (“MXN”). The PFS assumes an exchange rate of 20 MXN per U.S. dollar, and the following table shows the sensitivity of project economics to different exchange rates assuming base case metals prices:

Summary of Economic Results and Sensitivities to Exchange Rate (US$ Million)
	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Exchange Rate (MXN:USD)	18		20		22
NPV (5% discount rate)	$380	$243	$484	$310	$569	$364
Internal Rate of Return (%)	47%	35%	54%	41%	60%	45%
Payback (years)	2.1	2.3	2.0	2.2	1.9	2.1

Sample Preparation, Analyses and Security

All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half are placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS Minerals (“ALS”) sends its own trucks to the Ixtaca project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

Drill core samples have been subject to gold determination via a 50 gram (g) Atomic Absorption (AA) finish Fire Assay (FA) fusion with a lower detection limit of 0.005ppm Au (5ppb) and upper limit of 10ppm Au (ALS method Au-AA24). Over limit gold values (>10ppm Au) are subject to gravimetric analysis (ALS method Au-GRA22). Silver, base metal and pathfinder elements for drill core samples are analyzed by ICP-AES, with a 4-acid digestion, a lower detection limit of 0.5ppm Ag and upper detection limit of 100ppm Ag (ALS method ME-ICP61). Over limit silver values (>100ppm Ag) are subject to 4-acid digestion ICP-AES analysis with an upper limit of 1,500ppm Ag (ALS method ME-OG62). Ultra-high grade silver values (>1,500ppm Ag) are subject to gravimetric analysis with an upper detection limit of 10,000ppm Ag (Ag-GRA22).

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Quality Assurance/Quality Control (QA/QC)

For the Tuligtic rock grab sample and soil geochemical programs, the Company utilizes external quality assurance and quality control (“QA/QC”) measures employed by ALS. QA/QC measures at ALS include routine screen tests to verify crushing efficiency, sample preparation duplicates (every 50 samples), and analytical quality controls (blanks, standards, and duplicates). QC samples are inserted with each analytical run, with the minimum number of QC samples dependent on the rack size specific to the chosen analytical method. Results for quality control samples that fall beyond the established limits are automatically red-flagged for serious failures and yellow-flagged for borderline results. Every batch of samples is subject to a dual approval and review process, both by the individual analyst and the Department Manager, before final approval and certification.

Drill core samples are subject to Almaden’s internal QA/QC program, which includes the insertion of analytical standard, blank and duplicate samples into the sample stream. A total of 15 QA/QC samples are present in every 100 samples sent to the laboratory.

QA/QC sample results are reviewed following receipt of each analytical batch. QA/QC samples falling outside established limits are flagged and subject to review and possibly re-analysis, along with the 10 preceding and succeeding samples. Where the re-analyses fall within acceptable QA/QC limits the values are added to the drill core assay database.

Current Work

Since the completion of the PFS, a team of independent engineers including SRK and MMTS has been appointed to initiate a full FS, which is expected to be completed during 2018.

As further described above, a Social Impact Assessment of the Ixtaca project has been completed by a Mexico City based consulting group, which concluded that Almaden has consulted widely with the Focus Area communities, the project was well understood, and the SIA was successful in providing people with an opportunity to clearly express their views on the impacts of the project development. This consulting group is now working with local communities to develop a Social Investment Plan which would accompany Ixtaca project development.

Enhancement Opportunities

Following review of the Mineral Resource Estimate and the PFS, Almaden intends to explore the possibility of further project enhancements in the following areas:

•	Almaden will be conducting further drilling in areas internal to and within close proximity of the Ixtaca PFS pit. The focus of drilling will be to add additional resources which could be mined either by open pit or underground methods for inclusion in future engineering studies.

•	The key limestone unit accounts for 99% of total gold equivalent ounces in the first 3 years of production and 82% of total gold equivalent ounces produced over the LOM. Metallurgical recoveries on the key limestone unit are indicated to be 90% for gold and 90% for silver. Metal recoveries within the black shale unit, which currently accounts for approximately 10% of total gold equivalent ounces produced in this PFS, are indicated to be 50% for gold and 90% for silver based on preliminary testing. The black shale unit will be a focus of future work as a number of potential avenues to improve gold recovery have not yet been explored.

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Qualified Persons

The following companies have undertaken work in preparation of the PFS:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC);

•	Giroux Consultants Ltd. (Mineral Resource Estimation);

•	MMTS (Overall Report Preparation, Mine Plan, Mineral Reserve, Mineral Processing, Infrastructure, and Financial Model); and

•	Knight Piésold Ltd. (“KP”) (Geotechnical, Environmental, Rock and Tailings Management).

The independent qualified persons responsible for preparing the Ixtaca PFS are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company and are Qualified Persons as defined by NI 43-101.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the wholly-owned Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PFS.

Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year at Ixtaca. Advanced engineering studies related to the FS will continue to be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project, which includes the filing of the Environmental Impact Assessment.

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F for the year ended December 31, 2017, as filed on SEDAR on March 28, 2018, under the heading “Annual Information Form”.

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Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated in the PFS, the Mineral Resource Estimate, the Mineral Reserve Estimate, or otherwise.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rates fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/MXN exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and MXN. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

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There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

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Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca project. Local communities may be influenced by external entities, group or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and law suits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca project and on its financial position, cash flow and results of operations.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to dispute. The procurement or enforcement of such rights can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Despite having the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions, which may delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

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Material risk of dilution presented by large number of outstanding share purchase options and warrants

At August 9, 2018, there were 9,990,000 stock options and 13,044,712 Warrants (including 521,567 finders’ warrants) outstanding. Directors and officers hold 8,512,000 of the options and 1,478,000 are held by employees and consultants of the Company. Directors and officers hold 62,500 of the Warrants.

Trading volume

The relatively low trading volume of the Common Shares reduces the liquidity of an investment in the Common Shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company. At June 30, 2018, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets and no impairment of exploration and evaluation assets was recognized.

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SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Jun 30, 2018 ($)	Quarter Ended Mar 31, 2018 ($)	Quarter Ended Dec 31, 2017 ($)	Quarter Ended Sep 30, 2017 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	269,376	276,002	226,382	63,460
Comprehensive loss	(1,174,705)	(882,420)	(1,450,011)	(1,460,764)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	75,353,555	66,485,105	66,803,196	65,633,341
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Jun 30, 2017 ($)	Quarter Ended Mar 31, 2017 ($)	Quarter Ended Dec 31, 2016 ($)	Quarter Ended Sep 30, 2016 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	46,335	132,271	243,582	119,683
Comprehensive loss	(820,337)	(1,500,183)	(705,152)	(914,398)
Basic & diluted net income (loss) per share	(0.01)	(0.02)	(0.01)	(0.01)
Total assets	66,048,790	50,755,745	47,513,895	47,660,917
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances and cost recoveries from administrative services earned from Azucar Minerals Ltd. (formerly Almadex Minerals Limited) (“Azucar”) and Almadex. The main causes of change in comprehensive loss include share-based payments relating to the fair values of stock options granted, salaries and benefits relating to the new hires due to increased development stage activities, and foreign exchange gain (loss) from foreign exchange rate fluctuations as discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended June 30, 2018 compared to the three months ended June 30, 2017

For the three months ended June 30, 2018, the Company recorded a comprehensive loss of $1,174,705, or $0.01 per Common Share, compared to a comprehensive loss of $820,337, or $0.01 per Common Share, for the three months ended June 30, 2017. The increase in comprehensive loss of $354,368 was primarily a result of a $490,600 increase in share-based payments and $124,762 increase in salaries and benefits, offset by $39,068 decrease in professional fees and $223,041 increase in other income.

Because the Company is an exploration company, it has no revenue from mining operations. Interest and other income of $205,576 (June 30, 2017 - $137,434) during the quarter ended June 30, 2018 consisted primarily of interest income of $51,300 (June 30, 2017 - $35,456) and income from administrative services fees earned from Azucar of $117,821 (June 30, 2017 - $101,978), and from Almadex of $36,455 effective May 18, 2018 (June 30, 2017 - $nil). The Company has an administrative service agreement with these two companies as described under the heading “Transactions with Related Parties”.

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Operating expenses were $1,444,081 during the three months ended June 30, 2018 (June 30, 2017 - $866,672). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $577,409 is mainly the result of an increase in share-based payments relating to the fair value from stock options granted of $490,600 and increase in salaries and benefits of $124,762 due to the new hires during the quarter. The increase in operating expenses are partially offset by a decrease in professional fees of $39,068 in legal expenses due to less corporate affairs during the current quarter and decrease in travel expenses of $5,408 due to less site activities during the preparation of the feasibility study.

Results of Operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017

For the six months ended June 30, 2018, the Company recorded a comprehensive loss of $2,057,125 or $0.02 per Common Share compared to a comprehensive loss of $2,320,520 or $0.03 per Common Share for the six months ended June 30, 2017. The decrease in comprehensive loss of $263,395 was primarily a result of an increase in other income of $366,772 offset by an increase in operating expense totalling $103,377.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $545,378 (2017 - $178,606) during the six months ended June 30, 2018, consisted of mainly interest income earned on its cash and cash equivalents and other income from administrative services fees of $349,037 (2017 - $254,951). Also included in other income is a foreign exchange gain of $196,341 (2017 foreign exchange loss - $74,585) due to a higher exchange rate on USD cash balances as of June 30, 2018.

Operating expenses were $2,602,503 during the six months ended June 30, 2018 (June 30, 2017 - $2,499,126). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. effective May 18, 2018. The increase in operating expenses of $103,377 is mainly the result of an increase in salaries and benefits of $162,116 due to the new hires as the Company plans to enter into development stage and requires additional personnel for such development stage activities. Share-based payments decreased by $65,270 due to a reduction in the fair values of stock options granted during the six months ended June 30, 2018.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2018, the Company had current assets of $12,593,594, including cash and cash equivalents of $12,275,735, compared to current assets of $20,283,882, including cash and cash equivalents of $19,961,069 at June 30, 2017. The decrease in cash and cash equivalents of $7,685,334 is mainly due to the cash mobilization expenditures and option payments on the Rock Creek mill recorded in the property, plant and equipment.

The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca project.

Management believes that the Company’s cash resources are sufficient to meet its current liabilities and mineral exploration requirements for its next fiscal year.

Three months ended June 30, 2018

Net cash used in operating activities during the three months ended June 30, 2018 was $222,029 (June 30, 2017 - $612,792), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended June 30, 2018 was $8,714,630 (June 30, 2017 - $6,646,707). Significant items included deposit on mill equipment of $6,143,221 (June 30, 2017 - $3,116,985), property plant and equipment $4,498 (June 30, 2017 - $68,288), and exploration and evaluation assets of $2,566,911 (June 30, 2017 - $3,461,434).

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Net cash inflow from financing activities during the three months ended June 30, 2018 was $8,941,497 (June 30, 2017 – $16,206,899) as a result of a non-brokered private placement that closed on June 7, 2018, net of share issue costs.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Six months ended June 30, 2018

Net cash used in operating activities during the six months ended June 30, 2018, was $816,664 (2017 - $1,343,519), after adjusting for non-cash activities.

Net cash used in investing activities during the six months ended June 30, 2018, was $12,183,632 (2017 - $8,785,484). Significant items include deposit on mill equipment $7,694,900 (June 30, 2017 - $3,116,985) which is composed of a final option payment of $4,876,500 and mobilization payment of $2,818,400 (Note 5 of the June 30, 2018 condensed consolidated interim financial statement) during the period, property plant and equipment of $4,498 (June 30, 2017 - $90,387), and exploration and evaluation assets of $4,484,234 (2017 - $5,578,112).

Net cash from financing activities during the six months ended June 30, 2018, was $8,941,497 (2017 - $20,320,066) as a result of a non-brokered private placement that closed on June 7, 2018, net of share issue costs.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of date of this MD&A, there were 111,639,625 Common Shares issued and outstanding and 134,674,337 Common Shares outstanding on a diluted basis. The Company had the following Common Shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2016	86,165,443	$95,290,220
December 31, 2017	102,199,625	$118,054,463
August 9, 2018	111,639,625	$126,959,394

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Share Issuances during Fiscal 2018

On June 7, 2018, the Company closed the Private Placement and issued 9,440,000 Units at a price of $1.00 per Unit for gross proceeds of $9,440,000. Each Unit consists of one Common Share and one-half of one Warrant. Each whole Warrant allows the holder to purchase one Common Share at a price of $1.35 per Common Share until June 7, 2022. Share issue costs included a finder’s fee of $384,900 in cash, and finders’ Warrants to purchase up to 192,450 Common Shares at a price of $1.35 per Common Share until June 7, 2020. The fair value of the finders’ Warrants was $36,566 per statement of equity. In connection with the Private Placement, the Company also incurred $113,603 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The net proceeds of the Private Placement of $8,904,931 were allocated to share capital during the period ended June 30, 2018.

Warrants

The following table summarizes information about Warrants outstanding at August 9, 2018:

	Exercise	Dec 31,				August 9,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	22,972	-	-	-	22,972
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2022	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	-	13,044,712
Weighted average exercise price		$ 2.27	$ 1.35	-	-	$ 1.92

The table in Note 12(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 summarizes information about Warrants outstanding as at December 31, 2017.

Stock Options

The Company grants directors, officers, employees and contractors options to purchase Common Shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2017, are detailed in Note 12(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2017.

The following table summarizes information about stock options outstanding at August 9, 2018.

Expiry date	Exercise price	Dec 31, 2017	Granted	Exercised	Expired	August 9, 2018
April 4, 2018	$ 1.74	90,000	-	-	90,000	-
May 6, 2018	$ 1.41	100,000	-	-	100,000	-
June 8, 2018	$ 1.44	1,915,000	-	-	1,915,000	-
June 18, 2018	$ 1.46	250,000	-	-	250,000	-
June 29, 2018	$ 1.71	15,000	-	-	15,000	-
August 9, 2018	$ 1.91	491,000	-	-	-	491,000
September 15, 2018	$ 1.85	170,000	-	-	-	170,000
December 11, 2018	$ 0.72	590,000	-		-	590,000
December 11, 2018	$ 1.68	150,000	-	-	-	150,000

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Expiry date	Exercise price	Dec 31, 2017	Granted	Exercised	Expired	August 9, 2018
December 11, 2018	$ 1.80	20,000	-	-	-	20,000
January 2, 2019	$ 1.04	375,000	-	-	-	375,000
March 17, 2019	$ 1.35	207,000	-	-	-	207,000
May 4, 2019	$ 1.99	175,000	-	-	-	175,000
May 19, 2019	$ 1.84	75,000	-	-	-	75,000
June 12, 2019	$ 1.89	75,000	-	-	-	75,000
July 2, 2019	$ 1.32	150,000	-	-	-	150,000
July 2, 2019	$ 1.19	60,000	-	-	-	60,000
July 2, 2019	$ 1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$ 1.40	1,160,000	-	-	-	1,160,000
April 10, 2020	$ 1.03	-	90,000	-	-	90,000
April 30, 2020	$ 1.53	500,000	-	-	-	500,000
April 30, 2020	$ 1.14	100,000	-	-	-	100,000
April 30, 2020	$ 1.04	-	100,000	-	-	100,000
June 8, 2020	$ 0.98	-	2,180,000	-	-	2,180,000
September 30, 2020	$ 1.25	1,195,000	-	-	-	1,195,000
February 7, 2021	$ 1.11	-	300,000	-	-	300,000
March 29, 2021	$ 1.08	-	400,000	-	-	400,000
Options outstanding and exercisable		9,290,000	3,070,000	-	(2,370,000)	9,990,000
Weighted average
exercise price		$ 1.39	$ 1.01	-	$ 1.45	$1.26

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The Company has entered into a new operating lease for office premises effective April 1, 2017 through June 30, 2022. As at June 30, 2018, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$ 74,205	$ 150,884	$ 154,182	$ 155,006	$ 38,752	$ 573,029
Executive contracts	287,500	240,000	240,000	240,000	-	1,007,500
Total	$ 361,705	$ 390,884	$ 394,182	$ 395,006	$ 38,752	$ 1,580,529

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TRANSACTIONS WITH RELATED PARTIES

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services (after recovery from Almadex (Note 9(b) of the June 30, 2018 condensed consolidated interim financial statement) was as follows:

Three months ended June 30, 2018	Fees	Share-based Payments(1)	Total
Chairman	$ 36,194	$ 145,000	$ 181,194
President & CEO	50,520	203,000	253,520
CFO	33,931	66,750	100,681
VP Corporate Development	31,971	5,800	37,771
VP Operations and Projects	81,213	-	81,213
Directors	-	130,500	130,500
	$ 233,829	$ 551,050	$ 784,879

Six months ended June 30, 2018	Fees	Share-based Payments(1)	Total
Chairman	$ 78,194	$ 145,000	$ 223,194
President & CEO	109,145	203,000	312,145
CFO	73,306	66,750	140,056
VP Corporate Development	69,071	5,800	74,871
VP Operations and Projects	81,213	144,000	225,213
Directors	70,000	298,500	368,500
	$ 480,929	$ 863,050	$ 1,343,979

Three months ended June 30, 2017	Fees	Share-based Payments	Total
Chairman	$ 42,000	$ 63,000	$ 105,000
President & CEO	53,375	-	53,375
CFO	35,613	47,250	82,863
VP Corporate Development	33,687	45,000	78,687
Directors	-	47,250	47,250
	$ 164,675	$ 202,500	$ 367,175

Six months ended June 30, 2017	Fees	Share-based Payments	Total
Chairman	$ 84,000	$ 225,000	$ 309,000
President & CEO	106,750	189,000	295,750
CFO	71,225	47,250	118,475
VP Corporate Development	67,375	45,000	112,375
Directors	70,000	234,720	304,720
	$ 399,350	$ 740,970	$ 1,140,320

(1)	Share-based Payments are related to the fair value of options granted and are calculated based on the Black-Scholes option pricing model (Note 8 (c) of the June 30, 2018 condensed consolidated interim financial statements), which is discussed in Critical Accounting Estimates section of this MD&A.

(b)	Azucar Minerals Ltd. and Almadex Minerals Ltd.

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

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Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the three months ended June 30, 2018, the Company received $117,821 (June 30, 2017 - $101,978) from Azucar for administrative services fees included in other income and received $36,455 from Almadex for the three months period as administrative services fees included in other income.

During the six months ended June 30, 2018, the Company received $229,303 (June 30, 2017 – $208,272) from Azucar for administrative services fees included in other income, and received $36,455 from Almadex for the six months periods as administrative services fees included in other income.

At June 30, 2018, the Company accrued $126,753 (December 31, 2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

At June 30, 2018, included in accounts receivable is $86,906 (December 31, 2017 - $195,551) due from Azucar, and $41,895 due from Almadex in relation to expense recoveries.

(c)	Other related party transactions

During the three and six months ended June 30, 2018, the Company employed the Chairman’s daughter for a salary of $10,325 and $20,650 respectively (2017 - $8,450 and $16,900, respectively) for marketing and administrative services provided to the Company.

On June 7, 2018, Elaine Ellingham, a director of the Company, acquired 25,000 Units under the Private Placement at a price of $1.00 per Unit. Such participation in the Private Placement was considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Private Placement was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, Ms. Ellingham exceeds 25% of the Company’s market capitalization.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

There have been no changes during the three months ended June 30, 2018, as to how the Company classifies its financial assets and liabilities by fair value through profit or loss, fair value through other comprehensive income, amortized cost, and other financial liabilities upon adoption of IFRS 9.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the MXN. The Company does not invest in foreign currency contracts to mitigate the risks.

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As at June 30, 2018, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$ 467,418	$ 210,832
Accounts receivable and prepaid expenses	-	-
Total assets	$ 467,418	$ 210,832

Trade and other payables	$ 576,331	$ 440,528
Total liabilities	$ 576,331	$ 440,528

Net assets	$ (108,913)	$ (229,696)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $11,000.

A 10% change in the MXN relative to the Canadian dollar would change the Company’s net loss by $23,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2018, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $120,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

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Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2017 annual consolidated financial statements. . The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;
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o	the determination that the carrying amount of the Tuligtic project will be recovered through use rather than sale.

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	the estimated annual gains or losses from income and dilution on the former investment in associate;

o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the recoverability of the value of exploration and evaluation assets, which is recorded in the statements of financial position;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions; and

o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2018

The Company has initially adopted IFRS 9, Financial Instruments from January 1, 2018. The effect of initially applying these standards did not have a material impact on the Company’s financial statements. A number of other new standards are also effective from January 1, 2018, but they also did not have a material impact on the Company's financial statements.

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. There was no material impact to the Company’s consolidated financial statements as a result of transitioning to IFRS 9.

The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i)	Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets held to maturity, loans and receivables, and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

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A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets which consist primarily of cash and cash equivalents, and amounts receivable are classified at amortized cost.

(ii)	Impairment of financial assets

An ‘expected credit loss’ (“ECL”) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and amounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date given the amounts receivable are substantially all current and there has been minimal historical customer default. Moreover, cash and cash equivalents have not been subject to historical credit risk.

Future accounting standards

The pronouncements set out below have been issued by the IASB or IFRIC but were not yet effective as at June 30, 2018. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2018, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO concluded that, as of June 30, 2018, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings), and other reports filed or submitted under Canadian securities laws, were recorded, processed, summarized and reported within the time period specified by those laws, and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually its internal control over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations of the Company’s internal controls over financial reporting, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was effective and was operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the six months ended June 30, 2018 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

Mark T. Brown, CPA, CA

William J. Worrall, Q.C.

Elaine Ellingham, MSc., MBA, P.Geo

Audit Committee members:

Mark T. Brown, CPA, CA

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Compensation Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Technical Committee Members:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Gerald Carlson, Ph.D, P.Eng

Elaine Ellingham, MSc., MBA, P.Geo

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development

Laurence Morris, B.Sc. – Vice President Operations & Projects

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